HALLIBURTON COMPANY
______________________________________________________________________
1401 McKinney, Suite 2400 (77010-4035) · Post Office Box 42807 · Houston, Texas 77242-2807
Phone 713.759.2600

Sherry D. Williams
Vice President and Corporate Secretary

October 16, 2007

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Halliburton Company
Definitive Proxy Statement on Schedule 14A
Filed April 11, 2007
File No. 333-128750

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated August 21, 2007 regarding the Definitive Proxy  Statement on Schedule 14A (File No. 333-128750) of Halliburton Company filed April 11, 2007. For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in the Definitive Proxy Statement.

Corporate Governance, page 7

1.
Consistent with the requirements of Item 404(a)(6) of Regulation S-K, provide further detail regarding the transactions involving Hunt Oil Company and Hunt Consolidated Inc. For example, in light of the standards established for the approval or ratification of related party transactions that are articulated on page 7, discuss whether consideration was given to alternative sources for the subject matter of the transaction.

Response:  With respect to the requirements of Item 404(a)(6) of Regulation S-K, Halliburton does not believe any additional information regarding the transactions between Halliburton and Hunt Oil Company and Hunt Consolidated, Inc. is material to investors.  Halliburton is in the business of providing services and products to major, national, and independent oil and gas companies worldwide.  The Hunt companies, as independent oil and gas companies, utilize those services.  The services were provided in the ordinary course of business at negotiated prices.  An alternative source for the transaction would not have been considered, at least by Halliburton, as that would involve turning down work and having it performed by our competitors.  Also, Mr. Hunt did not stand for re-election to the board in 2007 so the question with respect to Mr. Hunt will not recur in connection with future proxy statements.

The Board of Directors and Standing Committees of the Board of Directors, page 7

2.
You disclose that each of the standing committees is comprised of non-employee directors who are independent in the “business judgment” of the board of directors. Given that the company’s securities are listed on the New York Stock Exchange, clarify whether the independence standard used by the board is consistent with the NYSE definition of independence and the requirements set forth in Item 407(a)(1) of Regulation S-K. Moreover, rather than referring readers to Appendix A for the definition of independence, include such information in the disclosure and clarify whether the standards articulated in Appendix A are more stringent than those called for pursuant to Item 407(a)(1)(i) of Regulation S-K.

Response:  Halliburton’s independence standards for Directors are consistent with the NYSE definition of independence and Halliburton will clarify this disclosure in its 2008 proxy statement.  Also, rather than referring to Appendix A for the definition of independence, Halliburton will include the independence standards in the body of its 2008 proxy statement.

3.
On page 9 you identify the independent directors of the board. Please provide the information required by Item 407(a)(3) of Regulation S-K. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent.

Response:  There were no transactions, relationships or arrangements not disclosed pursuant to Item 404(a) of Regulation S-K that were considered by the Board in making its determination as to the independence of the Directors so designated.  Halliburton will add appropriate language to the footnote to the table on page 9 in future proxy statements to that effect.  Of course, if there are transactions, relationships or arrangements between Halliburton and a Director considered by the Board in making its independence determination that were not otherwise disclosed under “Certain Relationships and Related Transactions,” the footnote will disclose those transactions, relationships or arrangements.

Compensation Discussion and Analysis, page 10

4.
Your disclosure contains defined terms and language that does not facilitate a clear understanding of your compensation program. Please define terms, if necessary, when first used and use such terms consistently throughout your disclosure. Additionally, tailor your discussion to avoid disclosure that could apply to any other company. Please note the following examples of such disclosure:

•
references to the defined terms “Executive Compensation Program,” “Compensation Philosophy and Strategy,” “Philosophy and Strategy,” “Plan,” “1993 Plan,” “Annual Performance Pay Plan,” and “Performance Unit Program”;

•	disclosure regarding the “internal executive compensation resources” with whom the compensation consultant coordinates regarding compensation;

•	disclosure in the bullet points at the beginning of page 14 that could apply to any company and that does not provide insight into specific factors unique to your company; and,

•
disclosure on page 17 that insufficiently explains how the performance unit program functions, specific targets established pursuant to the program and identifying the “individual incentive opportunities ...established based on market references...”

Response:  The Staff’s comments on the use of defined terms and language that does not facilitate a clear understanding of our compensation program are noted, and we will address the Staff’s comments in preparing the 2008 proxy statement.

5.
The disclosure required by Item 402 should be presented for “covered” persons as defined in Item 402(a)(3) of Regulation S-K, and unless material to an understanding of the principal features of the way compensation is structured overall, additional information should be removed if potentially confusing. For example, on page 18 you disclose that the use of perquisites for “Executives” is “limited in both scope and value;” yet, it is clear that Senior Executives (as defined in your disclosure) do receive perquisites regularly and in material amounts. As noted in the comment above, limit the use of defined terms and present your disclosure clearly and concisely.

Response:  The Staff’s comments on limiting the disclosure to “covered” persons as defined in Item 402(a)(3) of Regulation S-K, unless material to an understanding of the principal features of the way compensation is structured is noted, and we will address the Staff’s comments in preparing the 2008 proxy statement.

6.
Please refer to Item 402(b) and Section II.B.1 of Release 33-8732A. Your Compensation Discussion and Analysis should provide insight into how compensation elements and levels of compensation are actually structured and determined with regard to each of the named executive officers. For example, we refer you to the bullet points listed on page 16 and Item 402(b)(2)(vii) of Regulation S-K. Provide an analysis of how the listed criteria were considered in evaluating each named executive officer and in determining the compensation awarded to the officer during the fiscal year. Moreover, add disclosure on page 19 under the heading “Conclusion” to link your conclusion to a more in-depth analysis of the compensation elements and levels of compensation actually awarded to the named executive officers during the year.

Response:  Regarding the analysis of how the listed criteria were considered in evaluating each named executive officer, please see our response to comment #7.  The Staff’s comments regarding the Conclusion are noted, and we will address the Staff’s comments in preparing the 2008 proxy statement.

7.
You provide several references throughout the Compensation Discussion and Analysis to the discretion that may be exercised by the committee in determining compensation types and levels. For example, you disclose that allocations to named executive officers under the Supplemental Executive Retirement Plan are made at the sole discretion of the committee. Similarly, early retirement and benefits, if approved, are subject to the “sole discretion of the compensation committee” and in the discussion of base salary and long-term incentives, you disclose that the committee may exercise its discretion in determining the type or amount of compensation awarded. Please provide an analysis of the specific factors the committee considered when exercising its discretion in awarding the type and amount of compensation to a named executive officer. Please see Item 402(b)(1)(v) and Instruction 1 to Item 402(b) of Regulation S-K.

Response:  Our compensation package consists of base salary, short-term incentives, long-term incentives, retirement benefits and perquisites.  Market data (information provided by an external consultant that represents the elements and average compensation of similar positions within our defined comparator group) is used by the Compensation Committee as the primary reference point for the target value and actual value of each of the above elements of compensation, individually and in aggregate for each executive.  This approach confirms that our compensation package for named executive officers (“NEOs”) is appropriate given our pay philosophy and competitive to market peers given their position and scope of responsibility.

The Compensation Committee then sets the final compensation opportunity for each NEO so that their actual total compensation is consistent with our philosophy of paying at the 50th percentile or higher for those years of superior performance and paying below the 50th percentile when performance does not meet competitive standards. In doing this, the Compensation Committee considers (1) how compensation elements serve to motivate and reward each NEO appropriately and competitively position their pay opportunity in order to retain their services and skills, (2) individual performance in reaching financial and operational objectives, (3) other factors including business unit or functional goals, and (4) sustained levels of performance, future potential, time in position and years of service with the company.  These factors are considered on an unweighted basis to determine final pay decisions and to ensure internal equity among positions having similar scope and responsibility within the organization.

8.
We direct you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the discrepancies in type and amount of compensation awarded to the named executive officers. For example, identify the specific achievements or other material factors considered in the award of the base salary and stock awards granted to your Chief Executive Officer.

Response:  The policies used to set compensation for each of the NEOs are the same.  There are no discrepancies in the types of compensation among the NEOs.  The discrepancies that exist in the amounts of compensation among the NEOs relate to each NEO’s position, his corresponding scope of responsibility, individual performance, and differences in the competitive market pay levels for like positions in the peer group.

For example, when determining the base salary and stock awards for the CEO, the Compensation Committee took into consideration competitive market pay levels for the CEOs at our comparator group and Mr. Lesar’s accomplishments in the areas of business development, expansion into strategic markets, management succession, management of the KBR separation and the achievement of financial and operational objectives.  For further explanation, please see our response to comment #10.

Executive Compensation Procedures, page 14

9.
On page 14 you disclose that your compensation “procedures are guided by policy, process and practice.” Clarify the procedures, policies and process referenced and provide further detail and analysis of how specific procedures, policies and process resulted in actual compensation paid to the named executive officers.

Response:  Our compensation procedures support and provide the infrastructure for actions taken by the Compensation Committee annually.  This ensures consistency from year to year and adherence to the responsibilities listed in the Compensation Committee’s Charter.  For example, we have a specific process established that outlines how the Compensation Committee reviews compensation for the year, which includes identifying the comparator group companies and engaging an external consultant to benchmark positions and provide market data.  A further example is our process that outlines the administration of supplemental retirement awards, including a review of the material factors used in determining the annual allocation amounts.  As detailed in our responses to comments #7 and #20, these processes serve to set the platform for the final determination of compensation for the named executive officers.  Our policy on Executive Compensation Administration defines those positions that require review and approval by the Compensation Committee and those where delegation to the CEO is authorized.   Our procedures and processes then provide the framework, documentation, steps taken and responsibilities with respect to establishing compensation.

10.
We direct you to Instructions 1 and 3 of Item 402(b) of Regulation S-K. Material information regarding the specific factors considered in the evaluation of the chief executive officer by the Management Oversight Committee is absent from the Compensation Discussion and Analysis. Referencing the factors on page A-1 of Appendix A, explain how such standards factored into the compensation awarded to Mr. Lesar. Specify how the factors noted on page A-1 specifically applied in the evaluation of Mr. Lesar and the compensation he received during the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K.

Response:  Each year, Mr. Lesar and the members of the Board of Directors agree upon a set of specific objectives based on the categories listed on page A-1 which are:

•	Leadership and vision;
•	Integrity;
•	Keeping the Board informed on matters affecting Halliburton and its operating units;
•	Performance of the business;
•	Development and implementation of initiatives to provide long-term economic benefit to Halliburton;
•	Accomplishment of strategic objectives; and
•	Development of management.

The Management Oversight Committee determined that Mr. Lesar met these objectives through the following achievements in 2006 (with the corresponding specific category in italics and parentheses):

•	Significant year over year improvement in financial results (performance of the business)
•	Identifying areas of future growth in the Eastern Hemisphere and developing relationships with key customers (strategic objectives and development of initiatives providing long-term economic benefit)
•
Facilitating the KBR separation including the decision to conduct an Initial Public Offering of KBR stock, recruitment of a CEO for KBR, staffing its board of directors and managing its eventual disposition (development and implementation of initiatives to provide long-term economic benefit to Halliburton)

•
Continuing to develop an executive management succession planning process and ensuring the development of individual executives as well as focusing senior management on talent management initiatives (development of management)

•	Assisting the Chairman of the Nominating and Corporate Governance Committee in the identification of qualified, diverse candidates for nomination to the Board of Directors (leadership and vision)
•	Finalizing the strategy for global manufacturing (development and implementation of initiatives to provide long-term economic benefit to Halliburton and accomplishment of strategic objectives)
•
Evaluating the strategic fit of possible acquisitions and the appropriateness of divestitures to enable continued growth and focus on our core business (leadership and vision and development and implementation of initiatives to provide long-term economic benefit to Halliburton)

•
Regular written communications to the members of the Board providing status reports and notification of issues of immediate concern (integrity and keeping the Board informed on matters affecting Halliburton and its operating units)

The Compensation Committee considers the evaluation by the Management Oversight Committee to determine Mr. Lesar’s total compensation, including base salary and stock awards.

Base Salary, page 15

11.
You disclose on page 15 that the committee intends to set base salary at the median for comparable positions within the comparator group. Please include a discussion of where you target the other elements of compensation against peer companies and the percentiles represented by actual compensation paid for 2006. In addition, please identify the named executive officers whose actual compensation falls outside of the targeted percentile range and discuss the reasons for any deviations. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:  For 2006, the Compensation Committee targeted total compensation between the 50th and 75th percentile levels with equity compensation elements (options and restricted stock) targeted at the 75th percentile level and all other elements (base, bonus and performance units) targeted at the 50th percentile.  Target total compensation for all NEOs ranged between the 50th percentile and the 75th percentile pay levels of peer positions, with the exception of Mr. McCollum, whose total compensation has been targeted between the pay level of peer group Controllers and peer group CFOs to reflect that his scope of responsibility at Halliburton is broader than a typical Controller.   Mr. McCollum's pay is determined with reference to external market comparisons as well as relative to other executive officers due to the difficulty in finding an appropriate benchmark match for his position.

At the time the proxy statement is prepared in March of each year, we would not be able to provide relative market percentiles represented by actual compensation because current market data for peer companies would not be available.  Generally, in years when the company achieves financial results substantially above or below expectations, which can occur for example due to industry-wide factors such as changes in demand for services, actual compensation may fall outside the initial targets established by the Compensation Committee.  However, in many instances, financial results of our peer companies are similarly affected as a result of industry-wide factors, and their actual compensation would similarly fall outside the targeted percentiles. When actual data does become available, we monitor the results for alignment with our compensation philosophy.

Short-term (Annual) Incentives. page 16

12.
Clarify your disclosure of the formula used to determine the short-term annual incentives awarded. We remind you that your disclosure should be clear and concise. Avoid overly technical terms. Consider providing a hypothetical example to show how the variables noted in the formula work in practice.

Response:  Seeking to clarify the computation of our CVA formula, going forward, we propose the following to modify and replace the first paragraph under “Short-term (Annual) Incentives.”  We would also note that the revised language allows the reader to relate the CVA calculation to specific line item captions on the face of our published financial statements.

“In 1995, the Compensation Committee established the Annual Performance Pay Plan.  The Plan serves to:

•	Reward Executives and other key members of management for improving financial results that drive the creation of economic value for stockholders of the Company; and
•	Provide a means to connect individual cash compensation directly to our performance.

The objective for our business is to generate more earnings than normally expected by the investors who have provided debt and equity capital to us to grow our business.  We measure achievement of this objective using Cash Value Added, or CVA.  CVA is a financial measurement that theoretically demonstrates the amount of economic value added to our business.  CVA equals the profit (the “Net Operating Profit after Tax”) that remains after deducting the cost of all the capital invested to produce that profit (the “Capital Charge”).  Net Operating Profit after Tax equals (i) the sum of operating income plus interest income plus foreign currency gains and losses plus other nonoperating income, net, (ii) reduced by our expected tax expense as calculated using our planned tax rate as set during the annual planning process.  Capital Charge equals total assets (excluding current and noncurrent deferred income taxes) less total liabilities (excluding long-term debt, current maturities of long-term debt, and short-term notes payable) multiplied by a weighted average cost of capital percentage.  CVA is computed monthly and accumulated through the calendar year.”

13.
You have not disclosed the quantitative targets established for the overall incentive plan pool and on an individual basis, and how the variable components in any such formula applied to determine the specific awards made to the respective officers. Similarly, in discussing long-term incentives, you have not disclosed the operating performance goals and value creation targets established and used in determining the level of long-term incentives awarded to the named executive officers.  We refer you to Items 402(b)(1)(v) and 402(b)(2)(v)-(vi) of Regulation S-K. Disclose the quantitative and qualitative factors considered in determining amounts awarded under the plans based on reference to specific targets established for each of the named executive officers. To the extent you believe that disclosure of these quantitative and qualitative factors is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Provide disclosure that contains appropriate insight into the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b).

Response:  We believe that disclosure of the quantitative targets considered in determining the amounts awarded under our short- and long-term incentive plans would cause us competitive harm.  This conclusion is based chiefly on two considerations:  1) As our segment reporting provides substantially more detail than that of our competitors, disclosure of quantitative targets provides an element of profitability that would risk compromise of confidential financial information; and 2) As we do not provide earnings guidance, disclosure of our targets could be misinterpreted as providing guidance and thus serve to mislead shareholders.  Qualitatively, we propose modifying the second paragraph under “Short-term (Annual) Incentives,” as follows, to more clearly describe the process and address the difficulty of target level achievement.

“At the beginning of each plan year, we establish an incentive award schedule that equates given levels of CVA performance with varying reward opportunities paid in cash.  The performance targets range from “Threshold” to “Challenge.”  “Threshold” reflects the CVA performance which would be calculated if we achieved 70% of planned operating income.  “Challenge” reflects the CVA performance which would be calculated if we achieved 150% of planned operating income.  These targets are based on the Company’s annual operating plan, as approved by our Board of Directors, and are set at levels that management believes would be sufficient to meet or exceed shareholder expectations of the Company’s performance, as well as management’s expectations of the expected relative performance of our competitors.  Given the cyclical nature of our core business, our performance targets vary accordingly year to year, which can similarly impact the difficulty in achieving the targets.

In determining CVA awards, the company has consistently applied the planned tax rate and the weighted average cost of capital percentage when determining actual CVA performance.  As a result, the CVA performance targets are not made easier to achieve by improved tax rates or lower cost of capital.

Historically, the ability to achieve these targets has been difficult.  Over the past nine years the Plan achieved maximum performance levels five times, achieved target performance once, and fell short of the threshold performance levels three times.

Individual incentive award opportunities are established at target and maximum performance levels as a percentage of base salary at the beginning of the plan year.  The maximum amount any participant can receive under the Plan is limited to two times the target opportunity level.  The level of achievement of annual CVA performance determines the dollar amount of incentive compensation payable to participants following completion of the plan year.”

14.
You state on page 16 that the compensation committee establishes the incentive rewards schedule and varying levels of CVA performance at the beginning of each plan year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please see Instruction 2 to Item 402(b) of Regulation S-K. Please identify the targets established for 2007. As noted in our prior comment, if you believe that disclosure of these targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.

Response:  Instruction 2 to Item 402(b) of Regulation S-K applies to actions regarding executive compensation after the last fiscal year’s end “that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.”  The Compensation Committee has not taken any action after year-end 2006 that affects compensation for 2006, which is the “last fiscal year” referenced in Instruction 2.  Instruction 2 also specifically states that the CD&A “should be of the information in the tables and otherwise disclosed pursuant to this Item.”  Such tables and disclosure in our 2007 proxy only address 2006 compensation, not 2007 compensation.  As such, we believe actions relating to 2006 compensation have been properly addressed in our 2007 proxy statement, and we will discuss actions relating to 2007 compensation in CD&A in our 2008 proxy statement.

Long-Term Incentives, page 16

15.
On page 17 you disclose that the size of long-term incentive awards to senior executives is based on a variety of factors, including your subjective assessment of organizational roles and internal job relationships. Please provide an explanation and analysis of how the factors contributed to the determination of long-term incentives awarded to each named executive officer.

Response:  In determining the size of long-term incentive awards, the Compensation Committee first considers market data references to the long-term incentive value for comparable positions and then may adjust the awards upwards or downwards based on the Compensation Committee’s view of internal equity among NEOs.  This can result in positions of similar magnitude and pay receiving awards of varying size.   The 2006 long-term incentive awards for each named executive officer were based primarily on market data.  Internal job relationships were considered but no adjustments were deemed necessary.

Summary Compensation Table, page 21

16.
Pursuant to Instruction 1 to Item 402(c)(v) and (vi) of Regulation S-K, please include a footnote disclosing all assumptions made by reference to a discussion of such assumptions in your financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis.  Specifically reference the location of the discussion of assumptions within the Form 10-K.

Response:  The discussion of assumptions is in Note 1 to the consolidated financial statements in our Form 10-K.  In the future, the footnote will identify the location of the discussion of assumptions in the Form 10-K with particularity.

17.
Item 402(e) of Regulation S-K provides for a narrative discussion as necessary to an understanding of the quantitative data presented in the tables. We note the absence of any discussion of amounts presented in the column titled “non-stock incentive plan compensation.” Moreover, it is unclear from your disclosure whether the amounts listed in the non-stock incentive plan compensation column relate to the Annual Performance Pay Plan or the cash incentives provided under the 1993 Plan referenced on page 17. Consider adding narrative disclosure.

Response:  In the future, we will add a footnote that describes the elements in the “non-stock incentive plan compensation” column.  The two elements are described in our response to comment #19.

Grants of Plan-Based Awards in Fiscal 2006, page 21

18.
We refer you to Item 402(e) of Regulation S-K. Please provide narrative disclosure that explains the quantitative data presented in the various columns to the table. Provide information regarding the vesting schedules of stock awards granted and dividend eligibility. Additionally, given disclosure in the proxy that you make awards pursuant to equity incentive plans, clarify the note following the table. It is not apparent why the “Estimated Future Payouts Under Equity Incentive Plans” columns should be omitted. The narrative should address this omission and provide disclosure regarding the amounts granted as shown in columns (i) and (j) of the table.

Response:  Our restricted stock and stock option awards are granted under the 1993 Stock and Incentive Plan.  The awards listed in the Grants of Plan Based Awards are provided under the 1993 Plan.  The Threshold, Target and Maximum columns under the heading “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” indicate the potential payout for each NEO under the Performance Unit Program if the Threshold, Target or Maximum levels are achieved.  This program measures company consolidated Return on Capital Employed as compared to our internal goals as well as relative to our competitors during three-year cycles.  The potential payouts are performance driven and completely at risk.

The restricted stock grants, as awarded in 2006 for the NEOs, are subject to a graded vesting schedule of 10% over 10 years.  This vesting schedule serves to motivate our NEOs to remain with Halliburton.  All restricted shares are priced at Fair Market Value on the date of grant. At this time, the restricted shares are eligible for dividend payments under the terms of the restricted stock award agreements.  Stock option awards vest over a three-year graded vesting period whereby 33 1/3% of the grant vests each year.  All options are priced at the Fair Market Value on the date of grant.

The “Estimated Future Payouts Under Equity Incentive Plan” columns are omitted because awards under the Performance Unit Program are expected to be paid in cash.  We will clarify the footnote in our 2008 proxy statement.

The stock and option awards shown in columns (i) and (j) represent the individual awards for each NEO made in 2006.  All annual awards were made in December 2006 with the exception of an award to Mr. Lane of 20,000 restricted shares on May 16, 2006 for performance recognition purposes.

19.
Please explain in the Compensation Discussion and Analysis why amounts presented under the column, “non-stock incentive plan compensation” in the summary compensation table are greater than the amounts in the Maximum-Estimated Future Payouts Under Non-Equity Incentive Plan Awards, in the grants of plan-based awards table.

Response:  The amounts presented in the column, “Non-Stock Incentive Plan Compensation” in the “Summary Compensation Table” represent the amounts earned by the NEOs in 2006.  This includes the 2006 Annual Performance Pay Plan and the 2004-2006 Cycle of the Performance Unit Program. For example, Mr. Lesar’s total amount of $6,640,000 represents the payment received for the 2004-2006 Cycle of the Performance Unit Program in the amount of $3,780,000, and his payment under the 2006 Annual Performance Pay Plan in the amount of $2,860,000.

The amounts presented in the “Maximum” sub column under the “Estimated Future Payments Under Non-Equity Incentive Plan Awards” column represent the NEOs’ potential payments in the 2006-2008 Cycle Performance Unit Program.  For example, Mr. Lesar has a maximum payout potential of $5,000,000 if the maximum goals of the 2006-2008 Cycle Performance Unit Program are met or exceeded.

Non-Qualified Deferred Compensation, page 25

20.
We refer you to Instruction 3 to Item 402(i) of Regulation S-K. Please provide a narrative of the material terms of each plan following the table. We refer you to disclosure on page 17 which notes that the compensation committee makes allocations under the SERP’ in a given year in its “sole discretion.” Disclose, by reference to the allocations made during fiscal 2006 to the named executive officers, the material factors or guidelines considered in the making of an allocation and the amount allocated. Moreover, as noted in Instruction 2 to Item 402(b), provide context to the compensation awarded during the current year, such as discussing the frequency of allocations made to the named executive officers in prior years and the average amount allocated.

Response:  The material terms of each plan are provided in the CD&A primarily on pages 17-19, however such terms will be repeated below each table in future disclosures for ease of reference.  Allocations under the SERP are made only once a year.  The material factors and guidelines considered in making an allocation include:

•	Retirement benefits provided from other company programs, both qualified and nonqualified
•	Incumbent compensation
•	Length of service
•	Years of service to normal retirement.

The objective of the SERP is to provide a competitive level of pay replacement for key executives upon retirement.  The current pay replacement target is 75% of final base salary at age 65 with 25 years of service.  The calculation takes into account the executive’s base pay, years of service, age, employer portion of qualified plan savings, the age 65 value of any defined benefit plan, the existing SERP balance, the existing Benefit Restoration balance and any other retirement plans.  Several assumptions are made annually which include pay increase percentage, qualified and nonqualified plan contributions, qualified and nonqualified plan investment earnings and an annuity rate.

Such factors are reviewed and approved annually by the Compensation Committee in advance of calculating any awards.  Messrs. Lesar, Cornelison and Lane have participated in the Plan for over 5 consecutive years (the number required for vesting purposes for allocations made in 2005 and thereafter) and are fully vested in their respective account balances.  Messrs. Gaut and McCollum, both of whom have participated since 2003, will be fully vested in their entire account balances in 2008.

To determine the annual benefit, external actuaries calculate the total lump sum retirement benefit needed at age 65 from all company retirement sources to produce an annual retirement benefit of 75% of final base pay.  Company retirement sources include any company qualified benefit plans and company contributions to nonqualified benefit plans.  If the combination of these two sources does not yield a total retirement balance that will meet the 75% objective, then contributions must be made annually through the SERP to bring the total benefit up to the targeted level.  For example, assume $7.9 million is needed at age 65 to produce an annual retirement benefit equal to 75% of final base pay.  The participant has $2.1 million in his qualified benefit plans at retirement and $3.0 million in his nonqualified retirement plans at retirement.  Since the total of these two sources does not equal $7.9 million, a shortfall of $2.8 million results.  This is the amount needed to achieve the 75% pay replacement objective.  Such shortfall must be accumulated through annual contributions to the SERP which will total $2.8 million at age 65.

The frequency of allocations is annual for each NEO and the average annual amount allocated over the history of participation in the Plan is as follows:  Lesar:  $222,385; Cornelison:  $138,400; Gaut:  $125,000; Lane:  $86,143; and McCollum:  $76,500.

Pension Benefits Table, page 25

21.
Provide the disclosure required by Item 402(h)(3) of Regulation S-K. For example, we note reference to the Halliburton Retirement Plan. Provide a summary of the plan and provide context to the disclosure presented. Explain why Mr. Cornelison appears to be the only participant in the plan of the named executive officers.

Response:  The Dresser Consolidated Salaried Retirement Plan was established in 1986 for the purpose of providing participants with a monthly defined benefit upon retirement.  The Plan was subsequently frozen on May 31, 1995.  Mr. Cornelison began employment with Dresser Industries on March 14, 1994, which qualified him to participate in the Plan.  Such participation ended when the Plan was frozen.  Mr. Cornelison is the only NEO to participate in the Dresser Consolidated Salaried Retirement Plan because none of the other NEOs were actively employed with Dresser Industries prior to or on May 31, 1995.

Dresser Industries and Halliburton merged on September 29, 1998, and Halliburton subsequently merged the Dresser Consolidated Salaried Retirement Plan into the Halliburton Retirement Plan on December 31, 2001.  Therefore, the Pension Benefits Table refers only to Mr. Cornelison’s participation in the Halliburton Retirement Plan.  None of the other NEOs were eligible to participate in the Halliburton Retirement Plan as participation was limited to those salaried employees who were age 55 or older as of December 31, 1996.  None of the other NEOs met such criteria.

Employment Contracts and Change-in-Control Arrangements, page 26

22.
We direct you to Item 402(j)(1) of Regulation S-K. Please define key terms of the employment agreements disclosed. For example, concisely define within the proxy (as opposed to a cross-reference), terms such as “cause,” “without cause,” and “voluntary termination.”

Response:  The Staff’s comments regarding key terms and their definition within the proxy are noted, and we will address the Staff’s comments in preparing the 2008 proxy statement.

Post-Termination Payments, page 27

23.
Provide clear disclosure in this section. For example, specify when and how executives become eligible for early retirement. Moreover, provide context to the footnotes to each table by explaining material distinctions in the manner in which retirement awards could vest or when lapses of forfeiture restrictions would be approved. Disclose the material factors considered by the compensation committee in “approving” early retirement. Finally, consistent with Item 402(j)(4) of Regulation S-K include a description of any material conditions or obligations applicable to the receipt of payments or benefits.

Response:  The NEOs become eligible for early retirement by either attaining age 50 or by attaining 70 points via a combination of age + years of service.  Eligibility for early retirement does not guarantee retention of stock awards (lapse of forfeiture restrictions on restricted stock and ability to exercise outstanding options for the remainder of the stated term). Early retirement eligibility is a condition that must be met before consideration will be given to retention of stock awards upon separation from employment.  For example, if an executive is early retirement eligible but is leaving the Company not to “retire” but to go to work for a competitor, then their stock awards would not be considered for retention.  If an executive is eligible for early retirement and is truly retiring or is going to work for a company that is not a competitor, then retention of their stock awards will be considered and, given other factors, such as length of service to the Company and contributions made during their employment, will likely be approved.

Eligibility for early retirement is not a requirement with respect to the vesting of retirement awards made under the SERP.  If a participant has five consecutive years of Plan participation in the SERP, then their entire account balance is fully vested.

For purposes of the Performance Unit Program Cycles prior to 2006-2008, separation due to early retirement allowed for earned opportunities to be paid following the end of the applicable performance period on a pro-rata basis depending on the length of time employed during the performance period.  For cycles beginning in 2006, pro-rated participation is not guaranteed and is subject to the approval of the Compensation Committee.

There are no material conditions or obligations applicable to the receipt of benefits or payments under the terms of the applicable plans.

24.
We refer you to Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please provide further analysis of how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements.

Response:  Should an executive’s employment agreement be triggered for any reason other than voluntary termination, death, retirement (either at age 65 or voluntarily prior to age 65), permanent disability, or termination by Halliburton for cause, the appropriate payment and benefit levels are determined based solely on the terms of the applicable plan documents or Company policies with the exception of the following:

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Severance pay: For all NEOs, except Mr. Lesar, the severance payment is calculated as their annual base salary as of the date of the NEO’s separation multiplied by 2.  For example, Mr. McCollum’s base annual salary is $395,000, as shown in the “Summary Compensation Table,” and when multiplied by 2 would equal $790,000 as shown in the “Post-Termination Table.”  Mr. Lesar’s severance multiple is 5 times base salary at the time of termination.  A severance payment is only triggered in cases of termination without cause and upon the occurrence of a change in control.  To receive such severance pay, the executive is required to sign a separation agreement releasing the Company from all future claims.  Severance paid under the terms of the Employment Agreement fully satisfies any and all other claims for severance under any Company plans or policies.

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Short-term Incentives:  Participation is continued for the full year of separation and at the existing participation level at separation, however any payments are made at the time all other participants receive payment and only if company performance yields a payment under the terms of the plan.  These payments usually occur no later than the end of February in the year following the Plan Year.  This payment, if applicable, will only be paid to the NEO in the event they separate under early or normal retirement, terminate without cause or a change in control of the company occurs.

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Restricted Shares:  Forfeiture restrictions on restricted shares under the 1993 Plan are automatically lapsed and early retirement is not a condition for receipt of such shares under the terms of the employment agreements.

The severance payments, short-term incentives, and lapsing of stock restrictions are conditioned on a release agreement being executed by the NEO.  Failure to do so will result in no payments made to the NEO.

The following benefits are provided pursuant to the terms of the respective plans or Company policies and are applicable should the NEO normal retire, early retire with retention approval, terminate without cause or a change in control of the company occurs.

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Stock Options:  Should the NEO resign, early retire without approval, terminate for cause or terminate without cause, they must exercise their outstanding, vested options within 30 days after their separation or the options will be forfeited.  Should the NEO normal retire, early retire with approval or a change in control event occurs, the NEO will be granted retention of their option awards.  The unvested awards will continue to vest per the vesting schedule outlined in their stock option agreement and any vested options will not expire until 10 years from the grant award date.

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Performance Units:  The NEO will participate on a pro-rated basis for any Performance Unit Program cycles that have not been completed at the time of the NEO’s separation.  These payments, if earned, are paid out upon normal retirement, early retirement with approval and or in the event of a change in control.  NEOs receive payments at the same time as other participants, which is usually no later then March following the close of the cycle.

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Health Benefits:  The $12,000 amount shown is to assist with retiree medical costs.  The NEO must have been age 40 or older as of December 31, 2004 and at their retirement are at least age 55 with 10 years of service or their age and service years are equal to 70 points, to be eligible for this credit.  The credit is only applicable if the NEO chooses Halliburton retiree medical coverage.  Should the NEO choose not to take coverage with Halliburton after their separation, they would not receive any cash in lieu of the credit.  Note that this is not a cash payment, but a credit applied to the monthly retiree medical costs and only valid until the participant turns 65.

We acknowledge that Halliburton Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and Halliburton Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the extra time that you provided for us to submit these responses to the Staff’s comments.  Please contact me at (713) 759-2617 or Robert Hayter at (713) 759-2616 with any questions.

Very truly yours,

/s/ Sherry D. Williams

Sherry D. Williams